TransAlta Announces Regulatory Approval of Long-term Contract between Puget Sound Energy and Centralia Plant in Washington

Calgary, Alberta (June 26, 2013) – TransAlta announced that regulatory approval was confirmed on June 25, 2013 in the state of Washington for an 11-year power purchase agreement (“PPA”) between the company’s Centralia Power Plant and Puget Sound Energy (“PSE”) for coal transition power.

“PSE is now our largest customer for Centralia coal transition power,” said Dawn Farrell, TransAlta Corporation President and CEO. “The approval of the contract has now been confirmed and ensures PSE customers will benefit from competitive power and the power plant will continue to serve to Washington’s power needs to the end of 2025.”

In 2011, the Washington state legislature passed a landmark bill confirming a collaborative multi-party agreement among TransAlta, lawmakers, environmental organizations and labor representatives. The parties agreed to the 2025 timeline for the state’s transition to cleaner fuels, while preserving family wage jobs and the economic benefits of the low cost, reliable power generated by the 1340 MW Centralia plant.

Under the approved power purchase agreement, PSE will acquire 180MW of firm, base-load coal transition power starting in December 2014. In the following 12 months the contract increases to 280MW. From December 2016 to December 2024, the contract is for 380MW, and volume drops to 300MW in the last year.

This contract, along with existing hedges, means approximately 35 per cent of Centralia’s total available production will be contracted from 2014 until the end of 2020, and approximately 65 per cent will be contracted from 2021 through 2025.

The approval of the 11-year coal transition PPA with PSE follows execution last week of an 86MW, 24-year contract for renewable geothermal power between the California city of Riverside and CalEnergy, a joint venture between TransAlta and MidAmercan Energy Holdings Company.

Background:

The legislation allows long-term contracts, through 2025, for sales of coal transition power from the 1340 megawatt (MW) Centralia facility. In July 2012, TransAlta and PSE announced they had entered into an 11-year agreement that would see power deliveries beginning in December 2014 and running through to December 2025. The coal transition PPA has been under review by the Washington Utilities and Transportation Commission (WUTC).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, theUnited States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

Media inquiries: Marcy McAuley Director, Communications Toll Free Media Number: 1-855-255-9184 or Email: TA_Media_Relations@transalta.com	Investor inquiries: Brent Ward Director, Corporate Finance & Investor Relations Phone: 1-800-387-3598 or Email: Investor_Relations@transalta.com